Exhibit (a)(1)(C)

Dear Employee,

I am pleased to update you that NICE Management and the Board of Directors decided to take significant steps enabling you to continue and be part of NICE’s continued success.

NICE’s products and solutions have tremendous added value to our customers especially in this economic climate. This is due to your dedication and willingness to go the extra mile to achieve our company goals in the most successful way. We know that it is not trivial for a growing company to maintain the same level of employee engagement. I am well aware of your devotion and the amount of effort you invest even in such difficult times.

Employees are the main drivers for NICE’s success. Even more during these uncertain times, we consider it our obligation to invest in you and ensure that you will be part of the company’s growth and achievements. We believe that long-term mutual dedication is essential. I am excited to present you with an additional incentive as detailed below.

What does it mean for you?

The Offer to Exchange presents a unique, one-time offer to exchange your stock options bearing an exercise price greater than $30.00 per share (granted prior to September 2, 2008) for restricted share units or new options at par value (depending on the jurisdiction), in a three-to-one exchange ratio, under a new vesting schedule of 4 years (25% each year), pursuant to the attached letter to eligible option holders and Offer to Exchange filed with the United States Securities and Exchange Commission today.

It is important to note that the offer will only be available until August 5, 2009, 4:00pm EDT (i.e., New York, USA time) (unless the offer is extended), and that you will need to make an active election for each grant using an election form. This can be done either through Tamir Fishman’s website or fax to Tzur Tamir at +972-9-743-7488 for non-Israeli participants, or by any of the following methods if you are an Israeli participant: by hand delivery to your HR; by fax to Tzur Tamir at +972-9-743-7488, by email at tenderoffer@nice.com, or by mail to Tzur Tamir at 8 Hapnina Street, Ra’anana, Israel.

For your convenience, we launched an informative team site, which includes a detailed explanation of the offer and the election process and I strongly encourage you to read it carefully and follow its instructions.

We are delighted to have this opportunity to provide you with additional incentives. We look forward to many years of prosperity and growth for you and the company.

Should you have any questions about the Offer, please contact your regional Human Resources representative or Tzur Tamir, Global Compensation and Benefits Director.

Best Regards,

Shuli Sharabani Ishai
Corporate VP, Human Resources